1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date June 30, 2003	By:	/s/ CHEN GUANGSHUI
Chen Guangshui, Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

RESOLUTIONS PASSED AT THE 2002 ANNUAL GENERAL MEETING AND

THE ANNOUNCEMENT OF FINAL DIVIDEND

The 2002 Annual General Meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) was held on 27th June, 2003. All the specific resolutions set out in the Notice of Annual General Meeting dated 13th May, 2003 (the “Notice”) were passed at the AGM.

The Company will pay a final dividend of RMB0.104 per share (including taxation) for the financial year ended 31st December, 2002 to all its shareholders.

Resolutions Passed at the 2002 Annual General Meeting

The Board of Directors of the Company announces that the following resolutions were passed at the AGM on 27th June, 2003 whereby the Company:

1.	approved the working report of the Board of Directors of the Company for the year ended 31st December, 2002;

2.	approved the working report of the Supervisory Committee of the Company for the year ended 31st December, 2002;

3.	approved the audited financial statements of the Company as at and for the year ended 31st December, 2002;

4.	approved the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31st December, 2002, and authorised the Board of Directors of the Company to distribute such dividend to shareholders;

5.	determined the remuneration of the Directors and Supervisors of the Company for the year ending 31st December, 2003;

6.	approved the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Limited (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for 2003, respectively, to hold office until the conclusion of the following annual general meeting, and the auditors’ remuneration;

7.	approved and confirmed the second supplemental agreement (the “Second Supplemental Agreement”) between the Company and Yankuang Group Corporation Limited (the “Parent Company”) to amend the materials and services supply agreement dated 17th October, 1997 entered into between the Company and the Parent Company (as amended by the first supplemental agreement dated 30th October, 2001); approved and confirmed the New Waiver Application (as defined in the announcement of the Company published in Wen Wei Po and South China Morning Post on 13th May, 2003); and authorised the Board of Directors of the Company to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the terms of ongoing connected transactions under the Second Supplemental Agreement.

For details regarding the Second Supplemental Agreement and the New Waiver Application, please refer to the announcement of the Company published on 13th May, 2003 and the circular to the shareholders of the Company dated 30th May, 2003.

8.	by way of special resolution:

(a)	granted the Board of Directors of the Company an unconditional general mandate to issue overseas-listed foreign invested shares;

(b)	authorised the Board of Directors of the Company to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and to reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in subparagraph 8(b) of the Notice; and

(c)	authorised the Board of Directors of the Company to take further action required to implement the above resolutions.

in each case, in the terms stated in paragraph 8 of the Notice.

Payment	of Final Dividend

Pursuant to resolution no.4 set out above and as authorised at the AGM, the Board of Directors of the Company will pay a final dividend in the aggregate amount and in the manner set out below, to:

(a)	holders of the Company’s domestic shares (in the form of state legal person shares and A shares); and

(b)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appeared on the Company’s Register of Members maintained by Hong Kong Securities Registrars Limited at the close of business on 27th May, 2003.

Details	of payment of dividend are as follows:

(a)	A final dividend of RMB0.104 per share (including taxation) shall be paid to the shareholders entitled to such dividend.

(b)	Pursuant to Articles 172 and 173 of the Company’s Articles of Association, dividends payable to the Company’s shareholders shall be declared in Renminbi (“RMB”). Dividends payable to holders of the Company’s domestic shares shall be paid in RMB while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars. In the case of dividends payable to holders of the Company’s H shares, the following formula shall apply:

Conversion formula for dividend per share (RMB to Hong Kong dollar)	=	Dividend per share in RMB
Average of the closing exchange rates for RMB to Hong Kong dollars as announced by the People’s Bank of China 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People’s Bank of China 5 working days prior to the announcement of payment of final dividend is RMB1.06100 = Hong Kong dollar 1.00. Accordingly, the amount of final dividend which will be payable to holders of the Company’s H shares is Hong Kong dollar 0.09802 per H share (including taxation).

(c)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent and will be despatched by Hong Kong Securities Registrars Limited to the H share shareholders who are entitled to receive the same by ordinary post at their own risk, on or before 18th July, 2003.

(d)	Details regarding the distribution of dividends for holders of the Company’s domestic shares will be announced separately in the PRC.

By Order of the Board

Chen Guangshui Secretary of the Board of Directors

Zoucheng, Shandong, PRC, 27th June, 2003